Filed Pursuant to Rule 433 under the Securities Act of 1933

Free Writing Prospectus dated August 4, 2021

Relating to Preliminary Prospectus dated July 27, 2021

Registration Statement No. 333-257824

Weber Inc.

This free writing prospectus relates to the initial public offering of shares of Class A common stock, par value $0.001 per share, of Weber Inc. (the “Company”, “we” or “us”) and should be read together with the preliminary prospectus dated July 27, 2021 (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-257824) of the Company. The following information updates the information contained in the Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

Public offering price (per share)	$14.00

Class A common stock offered	17,857,143 shares (or 20,535,714 shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Class A common stock to be outstanding after this offering	50,184,074 shares (or 53,533,388 shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Class A common stock to be outstanding after conversion of all LLC Units	287,178,607 shares if all outstanding LLC Units held by the Pre-IPO LLC Members were redeemed or exchanged for a corresponding number of newly issued shares of Class A common stock.

Class B common stock to be outstanding after this offering	236,994,533 shares.

Voting power held by holders of Class A common stock after giving effect to this offering	17% (or 18% if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Voting power held by holders of all outstanding shares of Class B common stock after giving effect to this offering	83% (or 82% if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Voting rights after giving effect to this offering

Each share of Class A and Class B common stock will entitle its holder to one vote per share. Investors in this offering will hold approximately 6% of the combined voting power of our common stock (or 7% if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Class A common stock and Class B common stock generally vote together as a single class on all matters submitted to a vote of our stockholders. See “Description of Capital Stock.”

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $237.5 million (or approximately $273.1 million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), after deducting underwriting discounts and commissions but before deducting estimated offering expenses.

We intend to use the net proceeds that we receive from this offering to acquire 17,857,143 newly issued LLC Units from Weber HoldCo LLC. We will cause Weber HoldCo LLC to use the proceeds from the sale of the LLC Units to Weber Inc. as follows: (i) to pay fees and expenses of approximately $17.4 million in connection with this offering and the Reorganization Transactions; (ii) to repay $220.1 million of the outstanding borrowings under our Secured Credit Facility and (iii) for general corporate purposes.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, we estimate that our additional net proceeds will be approximately $35.6 million. We will use the additional net proceeds we receive pursuant to any exercise of the underwriters’ option (i) to acquire 2,349,314 LLC Units from certain Pre-IPO LLC Members and (ii) to repurchase 329,257 shares of the Class A common stock received by the Blocker equityholders in connection with the merger of Weber Merger Sub, LLC with and into Blocker, in each case at a price per LLC Unit and share of Class A common stock equal to the initial public offering price of our Class A common stock minus underwriting discounts. As a result, Weber HoldCo LLC will not receive any additional proceeds from any exercise of the underwriters’ option to purchase additional shares of Class A common stock. See “Use of Proceeds.”

Pre-IPO LLC Member Purchases	Certain pre-IPO LLC members have agreed to purchase an aggregate of 1,000,000 shares of Class A common stock in this offering at the public offering price. If the underwriters exercise their option to purchase additional shares of Class A common stock, each Pre-IPO LLC Member will have a pro rata percentage of LLC Units repurchased with the additional net proceeds pursuant to such exercise, as set forth above.

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To review the Preliminary Prospectus, please click the following link on the Securities and Exchange Commission (“SEC”) website at: https://www.sec.gov/Archives/edgar/data/0001857951/000119312521224970/d39834ds1a.htm

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting any of the following sources:

•	Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or email: prospectus-ny@ny.email.gs.com;

•	BofA Securities, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, or email: dg.prospectus_requests@bofa.com; or

•	J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, email: prospectus-eq_fi@jpmorgan.com, or telephone: 1-866-803-9204.

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